中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 November 2009 at 9:30 a.m. for the purpose of considering and passing the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** an equity transfer agreement (the "Transfer Agreement") entered into between the Company as vendor and China Southern Air Holding Limited ("CSAHC") as purchaser on 28 September 2009, pursuant to which, among others, the Company has conditionally agreed to sell to CSAHC the 50% shareholding in the registered capital of MTU Maintenance Zhuhai Co. Ltd. ("JV Company") (a copy of the Transfer Agreement has been produced to the meeting marked "A" and has been initialled by the chairman of the meeting for the purpose of identification), the terms thereof, the execution and delivery thereof by the Company and the performance and implementation of the transactions contemplated thereunder be and are hereby confirmed, approved and ratified; and any one director of the Company be and is hereby authorised for and on behalf of the Company to do all acts and things and to approve, execute and deliver all notices, documents, instruments or agreements as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Transfer Agreement and to agree to such variations, amendments or waivers thereof as are, in the opinion of such Director, in the interests of the Company"; and

2. "**THAT** an agreement (the "Agreement") entered into between the Company, CSAHC, the JV Company and MTU Aero Engines GmbH on 28 September 2009 (a copy of the Agreement has been produced to the meeting marked "B" and has been initialled by the chairman of the meeting for the purpose of identification), the terms thereof, the execution and delivery thereof by the Company and the performance and implementation of the continuing connected transactions contemplated thereunder and the respective annual cap amounts be and are hereby confirmed, approved and ratified; and any one director of the Company be and is hereby authorised for and on behalf of the Company

to do all acts and things and to approve, execute and deliver all notices, documents, instruments or agreements as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Agreement and to agree to such variations, amendments or waivers thereof as are, in the opinion of such Director, in the interests of the Company."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

12 October 2009

Notes:

1. **Shareholders eligible for attending the EGM**

   a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on 27 October 2009 ("Eligible Shareholders") or their representative are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 6 November 2009, in person or by post at the registration address of the Company or by fax at (+86) 20-8665 9040, the reply slip.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 27 October 2009.

   d. The register of holders of H shares of the Company will be closed from 28 October 2009 to 27 November 2009 (both days inclusive), during which period no transfer of H shares will be registered.

3. Proxies

a. A registered shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b. A proxy must be appointed by a registered shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4. Miscellaneous

a. The EGM is expected to last for not more than half day. Eligible Shareholders who attend shall bear their own travelling and accommodation expenses.

b. The address of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

As at the date of this notice, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.